Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$5,962		$5,538		$3,951		$4,736		$3,562
Add:
Fixed charges	783		687		695		727		732
Amortization of capitalized interest	37		35		31		24		22
Distributions from equity investees	26		6		3		1		—
Less:
Interest capitalized	(71)		(70)		(118)		(220)		(144)
Total earnings	$6,737		$6,196		$4,562		$5,268		$4,172

Fixed charges:
Interest and debt expense, net of capitalized interest	$433		$397		$365		$314		$409
Interest capitalized	71		70		118		220		144
Rental expense interest factor (a)	279		220		212		193		179
Total fixed charges	$783		$687		$695		$727		$732

Ratio of earnings to fixed charges	8.6	x	9.0	x	6.6	x	7.2	x	5.7	x
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(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.